November 30, 2004

Jim Kent
CEO Skyway Communications, Inc.

Dear Mr. Kent:

I am writing you this letter in follow-up to the e-mail I sent two weeks ago indicating that I am resigning from the Skyway Board. Please consider this resignation effective immediately. As stated previously, there are multiple reasons for my resignation including:

    1. My lack of opportunity as and outside director to positively influence the strategic direction of the company.
    2. My perceived lack of progress that the company is making against its business objectives and the perceived ineffectual leadership of the community.
    3. Failure of the company to meet the terms of the agreement it signed with me.

In the event Skyway puts out a press release regarding my resignation, you may use the following quote:

"I wish Skyway and their shareholders the very best in the roll-out of their technology. However, at this time, I believe it is everyone's best interest for me to focus 100% of my effort on my CEO responsibilities with IMS."

That said, I hope the best for you and Skyway in the future.

Sincerely,

/S/ Alan Pellegrini
Alan Pellegrini